Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017-3954
TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

June 26, 2023
VIA EDGAR

Re:	Oak Street Net Lease Trust
Amendment No. 1 to Registration Statement on Form 10-12G
Filed May 16, 2023
File No. 000-56536
Ms. Stacie Gorman
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Ladies and Gentlemen:
On behalf of Oak Street Net Lease Trust (the “Company”), we hereby transmit via EDGAR for filing with the U.S. Securities and Exchange Commission Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1” or the “Registration Statement”) to the above-referenced registration statement on Form 10-12G, marked to show changes from Amendment No. 1 to the Registration Statement filed on May 16, 2023. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes. We are providing the following responses to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated June 9, 2023. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Post-Effective Amendment No. 1.
Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.
Amendment 1 to Form 10
Item 1. Business
Compensation of the Adviser, page 15
1.We note your response to comment 6 of our letter. Please revise this section to provide a table of each fee accrued through March 31, 2023.
The Company has revised the disclosure on page 20 to include a table presenting each fee accrued through March 31, 2023.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-2-	June 26, 2023
Allocation of Investment Opportunities, page 24
2.We note your response to comment 7 of our letter, including your statement that Other Blue Owl Accounts have priority over you to invest in properties with certain long term net leases to investment grade tenants, and that one Other Blue Owl Account has priority over you in terms of net leases to non-investment grade tenants. Please quantify the number of other entities with which you will have conflicts with. Additionally, please quantify the number of entities that will have priority over you for investments and disclose the amounts that Other Blue Owl Accounts have available for investment in properties with investment grade tenants, and separately, with respect to the one Other Blue Owl Account, in properties with non-investment grade tenants.
The Company has revised the disclosure on page 26 to quantify the number of other entities with which it will have conflicts, to quantify the number of entities that will have priority over it for investments and to disclose the amounts that Other Blue Owl Accounts have available for investment in properties with investment grade tenants, and separately, with respect to the one Other Blue Owl Account, in properties with non-investment grade tenants.
Share Repurchase Plan, page 25
3.We note your response to comment 9 and that shareholders will not be able to withdraw their request once they have been notified of the price at which their shares will be repurchased. Please add risk factor disclosure to address the impact on shareholders who request repurchase without knowing the price at which the shares will be repurchased and without being able to withdraw the request. For example, please disclose that if a significant number of holders request redemption, this could incentivize you to engage in activities that could reduce the price at which such shares would be repurchased. Further, please disclose that the price which a shareholder could receive may be significantly less than they anticipate.
The Company has revised the risk factor disclosure on page 101 to explain that, pursuant to the New Repurchase Plan, shareholders will not know the exact price of shares in the tender offer when they make a decision whether to tender their shares and will not have an opportunity to withdraw their request to tender shares following the expiration of the tender offer, and the resulting impact on shareholders who request repurchase. As a result, the purchase price in which a shareholder could receive may be significantly less than they anticipate.
The Company respectfully submits that, even if a significant number of holders request redemption, the Company nor the Adviser would not be incentivized to engage in activities that could reduce the NAV per share as of the Valuation Date (i.e., purchase price at which such shares would be repurchased). The Adviser receives a management fee equal to 1.25%

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-3-	June 26, 2023
of NAV per annum, and the Special Limited Partner receives a performance allocation from the Operating Partnership equal to 12.5% of Total Return, subject to a 5% Hurdle Amount and a High Water Mark, with a Catch-Up. Any decrease in NAV per share would result in lower fees to the Adviser and the Special Limited Partner.
Investment Portfolio, page 107
4.We note your response to comment 12. Please revise the tables on page 108 to provide similar disclosure in a footnote.
The Company has revised the disclosure on page 112 to provide similar disclosure regarding tenant concessions and rent abatements in a footnote.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 140
5.We acknowledge your revised disclosures in response to comment 19, including that you recognized $4.2 million of performance participation allocation expense from inception to December 31, 2022. We note your statement that this fee is paid quarterly in operating partnership units, shares, or cash. Please revise to clarify how this amount was paid.
The Company has revised the disclosure on page 144 to clarify how the performance participation allocation expense was paid.
Item 13. Financial Statements and Supplementary Data
Condensed Consolidated Financial Statements of Oak Street Net Lease Trust
Notes to Condensed Consolidated Financial Statements (Unaudited)
4. Investments in Unconsolidated Real Estate Affiliates, page F-14
6.We note your response to prior comment 22 as well as the updated interim disclosure herein highlighting the aggregate investment amount and remaining purchase obligation of Ivory OSREC OS Aggregator LLC (“OS Aggregator”) in STORE Capital, LLC (“STORE”). Consistent with your response, please amend to provide disclosure pertaining specifically to your investment percentage totaling 2.55% as of March 31, 2023, as well as any remaining purchase obligation you are obligated to provide to OS Aggregator for its aggregated investment in STORE.
The Company acknowledges the Staff’s comment and has revised the disclosure on page F-14 and F-15 to clarify both the initial indirect ownership percentage interest of 1.94% of STORE and the Company’s indirect ownership percentage interest as of March 31, 2023, equal to 2.55% of STORE. In addition, on page F-15, we have clarified that the maximum Company future purchase is limited to the maximum commitment amount of OS Aggregator, approximately $1.025 billion as of March 31, 2023.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-4-	June 26, 2023
General
7.We note your response to comment 24. Please revise your disclosure to disclose how you will comply with the Investment Company Act.
The Company has revised the disclosure beginning on page 13 to explain how it intends to operate its business in such a manner that the Company will not be required to register under the Investment Company Act.
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Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-5-	June 26, 2023
Please do not hesitate to call me at (212) 455-2516, Katharine Thompson at (202) 636-5860, or James Hahn at (202) 636-5502 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Benjamin Wells

cc:	U.S. Securities and Exchange Commission
Dorrie Yale
Mark Rakip
Robert Telewicz

Oak Street Net Lease Trust
Kevin Halleran